

OFFERING MEMORANDUM

facilitated by



Rule G Brewing Company

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Rule G Brewing Company
State of Organization	FL
Date of Formation	02/22/2021
Entity Type	Limited Liability Company
Street Address	7402 NW 61st Ter, Parkland FL, 33067
Website Address	https://www.rulegbrewingcompany.com/

(B) Directors and Officers of the Company

Key Person		Ralph Rapa
Position with the Company	Title	Owner
	First Year	2021
Other business experience (last three years)		**Environmental Health and Safety Manager, Brightline Trains** - Director of Operations, South Florida Regional Transportation Authority Both railroad management positions.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Ralph Rapa	85%

(D) The Company's Business and Business Plan

The Space

Rule G will present a unique social environment for residents and visitors alike in Coconut Creek, Florida and surrounding communities. This railroad-themed, small batch brewery/family restaurant will feature a G-Scale train circling the ceiling of this establishment. This investment campaign will allow us to continue the build out for a targeted opening in 1stQTR 2023. Capital raised will be invested into making this a great community space for locals and visitors alike.

- Established by the son of a railroader, grandson of a railroader, and who he himself, is a 3rd generation career railroader. Hence, the meaningful railroad theme
- Family owned and operated
- Easily accessible for anyone to enjoy
- Rule G will be able to provide jobs and enhance the economic vitality of this area with these funds as well
- Full restaurant! Dine in or take out! Families welcomed
- Live Music including Open Mic Nights
- Trivia and games. Join with your friends in some friendly competition while enjoying a flight of our beers

Location

Rule G Brewing Company is poised to enter the market of microbreweries and tap rooms with solid market research, an excellent location, and a well-grounded business plan. Rule G will fill a gap in the local craft brew scene that currently lacks any local competition. In addition, the owner of the location have expressed their excitement at having a microbrewery on their premises, which will equate to increased traffic and business for the plaza as a whole. There is currently no immediate competition from other breweries, with the closest located 10 miles away. Coconut Creek is a busy and affluent area, and Rule G found a site that is well-trafficked and easily accessible. The owner always wanted to start such a venture, and now he is taking the leap!

- There is currently no microbrewery in Coconut Creek to serve the 57,000+ population
- An already customer base exists surrounding our location in an excellent shopping and other plaza centered area in Coconut Creek, Florida, and is adjoined by several restaurants and other businesses.
- Coconut Creek in Broward County is part of the Miami-Fort Lauderdale-West Palm Beach, FL Metropolitan Statistical Area with a median age of 40.8 yrs old population
- The surrounding community of individuals and families looking for a unique, safe, accessible place to dine and enjoy other events are who we will serve
- Rule G Brewing Company is a local-first brewery which will concentrate on offering a variety of delicious, creative beers brewed on-site
- The demand for locally produced, craft beer is on the increase in Florida, as well as the rest of the country

The Team

Ralph E. Rapa, Psy.D., Owner

Ralph E. Rapa, Psy.D.

An avid beer enthusiast and entrepreneur, Dr. Rapa is a native of Jeannette, PA. He graduated with a Bachelor of Science degree in business management from Saint Vincent College in Latrobe, PA. Dr. Rapa is a career railroader, and is currently employed as the Environmental Health and Safety Manager for Brightline Trains in Miami, FL. He is a certified locomotive engineer and passenger train conductor, in addition to his work in railroad management.

Dr. Rapa is a graduate of Albizu University in Miami, FL, holds a Master of Science, and Doctor of Psychology degrees in clinical psychology. He has worked with individual clients, couples and families in a variety of settings. He is an also an adjunct professor of psychology at Barry University, Miami Shores, FL.

Dr. Rapa excels at management and is a people person. He is highly respected and well liked by his peers. When you meet Ralph, he really makes you feel welcomed and like family. He knows good beer when he drinks it, and looks forward to crafting the best of beer with Rule G Brewing.

Finally, as a community oriented individual, Dr. Rapa looks forward to providing a safe and fun environment for all who enter. He believes in giving back and paying it forward as does his hand picked team of highly skilled and friendly professionals.

Our Story

Family-based team who truly enjoy seeking out craft brewers wherever they travel. Have dreamed of opening their own business in the craft brew industry, and after careful consideration, they are taking the leap.

- The more the dream was pursued, the more doors began to open
- Rule G Brewing Company will be operated by Dr. Rapa whose son, Cameron, will also be learning the ropes. The Rapa's will be supported by three other core team members who will help grow and evolve the brewing company into a successful mainstay in the community
- All are ready, willing, and eager to take on this once in a lifetime opportunity to create a relaxing, social, and fun filled environment
- As stated in an earlier update, the membership of SMART Local 33, the union for locomotive engineers and conductors for the local Tri-Rail commuter train service, are supporting us as well. We raise a glass to them and frankly, to ALL of you who are making this dream a reality

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 4 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational

[Materials](#) for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$25,000
Offering Deadline	February 3, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$50,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Vector Oven	$20,000	$25,000
Kitchen Equipment	$3,312	$5,000
Staffing	$0	$16,625
Mainvest Compensation	$1,687.5	$3,375
TOTAL	$24,999.5	$50,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S

INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 2.0%[2]
Payment Deadline	2026-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.21%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 2.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$25,000	1.0%
$31,250	1.2%
$37,500	1.5%
$43,750	1.8%
$50,000	2.0%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Ralph Rapa	85%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Mainvest Revenue Share Note	$76,500	%	01/01/2027	1.4% of revenue until 1.7x payback multiple is achieved.
Mainvest Revenue Share Note	$22,350	%	01/01/2027	0.6% of revenue until 1.65x payback multiple is achieved.
Alliance Brewing Funding	$72,500	10%	02/01/2026	
Lending Tree	$34,665	10.24%	04/01/2026	
Truist Credit Card	$8,461	13%		Rolling Balance

(Q) Other Offerings of Securities within the Last Three Years

February 2021 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $45,000. Please refer to the company's Form C/U dated June 16th, 2021 for additional disclosures

March 2022 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $13,500. Please refer to the company's Form C/U dated May 5th, 2022 for additional disclosures

(R) Transactions Between the Company and "Insiders"

Ralph Rapa will be the primary owner and hold 85% of the equity. Edward Reardon, Operations Mgr., Rex Reed, Brewing Mgr., and Lisa A. Henrie, PR/HR/Social Media Mgr. will each have 5% equity. This arrangement was initiated in December 2022 and is being processed by Rule G's counsel.

(S) The Company's Financial Condition

Overview

Rule G Brewing Company currently has assets that have just topped the $500,000 mark. Funds have come from crowdfunding, loans, and personal investments. The buildout has been rapidly progressing toward an anticipated opening to welcome the community in early First Quarter 2023.

Current Debt Schedule Provided

The capital raised through Mainvest comprises a portion of funds raised to date. The company has committed, to date, over $425K into its buildout and preparations to begin operations. The company plans to begin operations in early February, 2023.

Historical Milestones

Rule G Brewing Company, LLC (Company) has been incorporated since and has since achieved the following milestones:

- Secured a location in Coconut Creek, FL, in a well-trafficked and successful plaza that is anchored by a Publix supermarket and various other restaurants and businesses

- Procured a 4x10 barrel brewing system from SmartBrew, Inc. The system is state of the art, self contained, and as of November 2022, halfway paid off

- Secured the services of Jonathon Baker, PA, as its corporate attorney. Through Mr. Baker, the Company has secured its necessary licensing to begin operations as a microbrewery-restaurant

- Secured the services of DBuiltek, Inc. as the Project Manager for design, procurement and buildout. Dbuiltek is a prominent Miami, FL firm that has a proven portfolio of restaurant and commercial construction

- Secured all necessary insurance policies through Plastridge Insurance

- Secured a contract with POS provider Touch Bistro

- Secured a contract with Comcast/Xfinity for internet and TV services

- Recruited and retained a core staff team, including brewing manager, operations manager, and HR/PR/Social Media manager

- Operations are planned to begin with a soft opening in early February, 2023.

Demographics and Location

Rule G Brewing Company will be the first microbrewery restaurant in Coconut Creek, FL...a community in northwestern Broward County. In 2020, Coconut Creek FL had a population of 57,800 people and a median household income of $62,000. The rate of home ownership was 65.1%. The median age was 41 years.

Less than a mile away is neighboring Parkland FL. In 2018, Parkland had a population of 30,500, with a median age of 40.3, and a median household income of $146,094. The area has a home ownership rate of 84.2%; the average home owns 2 cars.

Currently there are no microbreweries in the Coconut Creek area, and a potential location has been identified in the Riverstone Shoppes on US 441, just north of Hillsboro Boulevard. The area adjoins the city of Parkland and is heavily trafficked. Westcreek Plaza hosts a Publix Supermarket, Duffy's Sports Bar, Rotelli Italian restaurant, a Caribbean restaurant, a veterinarian, an optometrist, a preschool, a ladies' apparel shop, and a Dunkin Donuts. There is also a CVS store within the parking lot.

Coconut Creek, and Westcreek Plaza in particular, is an optimal location for a microbrewery restaurant. Rule G Brewing will offer a novel, fun and family-friendly alternative for the local community and tourists alike.

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$864,000	$907,200	$952,560	$1,000,188	$1,050,197
Cost of Goods Sold	$172,000	$180,600	$189,630	$199,111	$209,066
Gross Profit	$692,000	$726,600	$762,930	$801,077	$841,131
EXPENSES					
Rent	$216	$221	$226	$231	$236
Utilities	$12,000	$12,300	$12,607	$12,922	$13,245
Salaries	$192,000	$201,600	$211,680	$222,264	$233,377
Insurance	$6,000	$6,150	$6,303	$6,460	$6,621
Equipment Lease	$23,640	$24,231	$24,836	$25,456	$26,092
Operating Profit	$458,144	$482,098	$507,278	$533,744	$561,560

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V